June 20, 2013

To: All Canadian & United States Securities Regulatory Authorities and Shareholders

Subject: RAINCHIEF ENERGY INC.

Dear Sirs,

We advise of the following with respect to the upcoming meeting of security-holders for the subject issuer:

Meeting Type:	Annual
Record Date for Notice of Meeting:	July 15, 2013
Record Date for Voting (if applicable):	July 15, 2013
Beneficial Ownership Determination Date:	July 15, 2013
Meeting Date:	August 21, 2013

Voting Security Details:
Description CUSIP	Ordinary Shares 75086G301
ISIN	CA75086G307

Please contact the undersigned if there are any questions:

Brad Moynes at 604-336-8138
Email info@rainchief.com

Corporate Address
1185 West Georgia, Suite 1110
Vancouver, BC V6E 4E6 Canada

T: 604-336-8138 F: 866-303-4630